

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2020

Gabriel J. Mosey
Interim Chief Financial Officer
Liberated Syndication Inc.
5001 Baum Blvd, Suite 770
Pittsburgh, PA 15213

>   **Re: Liberated Syndication Inc.**
>   **Form 8-K filed May 4, 2020**
>   **File No. 000-55779**

Dear Mr. Mosey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology